Exhibit 99.1

E-House Special Committee Engages Financial Advisor and Legal Counsel

Shanghai, China, July 3, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that the independent special committee of the Company’s Board of Directors (the “Independent Committee”) has retained Duff & Phelps, LLC as its financial advisor and Davis Polk & Wardwell LLP as its legal counsel in connection with its review and evaluation of the non-binding proposal letter, dated June 9, 2015, from a buyer group proposing a going-private transaction to acquire all of the outstanding ordinary shares of the Company not already owned by them. The buyer group proposing the going-private transaction is represented by Skadden, Arps, Slate, Meagher & Flom.

The Independent Committee currently consists of four independent, disinterested directors, Mr. Winston Li, Mr. Bing Xiang, Mr. Hongchao Zhu and Mr. Jeffrey Zhijie Zeng. Mr. David Jian Sun is no longer on the Independent Committee for personal reasons.

The board of directors cautions the Company’s shareholders and others considering trading in its securities that no decision has been made on the response to the proposal letter. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties are outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries please contact:

In China:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com